Hogan Lovells US LLP 1835 Market Street, 29th Floor Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

June 23, 2017

CONFIDENTIAL SUBMISSION
VIA EDGAR

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Confidential Submission Pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act And Section 24(b)(2) of the Securities Exchange Act of 1934

Re:                             OptiNose, Inc.

Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of OptiNose, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year ended December 31, 2016. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 15 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

Please direct all notices, comments and communications with respect to this confidential submission to each of the following:

OptiNose, Inc.

Attention: Peter K. Miller, Chief Executive Officer

1020 Stony Hill Road, Suite 300

Yardley, PA 19067

Telephone: (267) 364-3500

Email: peter.miller@optinose.com

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in:  Alicante   Amsterdam   Baltimore   Beijing   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   Johannesburg   London   Los Angeles   Luxembourg   Madrid   Mexico City   Miami   Milan   Minneapolis   Monterrey   Moscow   Munich   New York   Northern Virginia   Paris   Perth   Philadelphia   Rio de Janeiro   Rome   San Francisco   São Paulo   Shanghai   Silicon Valley   Singapore   Sydney   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jakarta   Shanghai FTZ   Zagreb.  Business Service Centers:  Johannesburg   Louisville.  Legal Service Center: Birmingham.  For more information see www.hoganlovells.com

with a copy to:               Hogan Lovells US LLP

Attention: Rachael M. Bushey

1835 Market Street, 29th Floor

Philadelphia, PA 19103

Telephone: (267) 675-4678

Facsimile: (267) 675-4601

Email: rachael.bushey@hoganlovells.com

Please direct any questions regarding this filing to me at (267) 675-4678.

Very truly yours,

/s/ Rachael M. Bushey
Rachael M. Bushey
of Hogan Lovells US LLP

cc:                                Peter K. Miller, Chief Executive Officer, OptiNose, Inc.

Ramy A. Mahmoud, M.D., M. P.H., President and Chief Operating Officer, OptiNose, Inc.

Keith A. Goldan, Chief Financial Officer, OptiNose, Inc.

Michael F. Marino, Esq., Chief Legal Officer, OptiNose, Inc.

Steven J. Abrams, Esq., Hogan Lovells US LLP

Divakar Gupta, Esq., Cooley LLP

Brian F. Leaf, Esq., Cooley LLP

Jeffrey P. Libson, Esq., Cooley LLP